Louis Taubman (Admitted NY)

Email lou@lhttlaw.com

February 19, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Ibolya Ignat

Re:

Viscorp, Inc.

Item 4.01 Form 8-K/A

Filed February 14, 2008

File No. 000-52236

Dear Ms. Ignat:

This letter is provided in response to your letter dated February 15, 2008, regarding the above-referenced 8-K/A, for our client, Viscorp, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Viscorp, Inc. and not our law firm.

Item 4.01 8-K/A

1.

We note that your Item 4.01 Form 8-K filed on 2/14/08 amends a Form 8-K originally filed on January 18, 2008.  Please note that filing an Amended Item 4.01 8-K when an original Item 4.01 8-K was not filed is not appropriate.  Please file an original Item 4.01 8-K to disclose the change in your accountants.  Refer to Item 304 Regulation S-B.

Response:

Pursuant to your comment, we are filing an original Item 4.01 8-K on this same date.

2.

Please assure that the change in your accountant is disclosed under Section 4, Item 4.01, Changes in Registrant’s Certifying Accountant.  Please do not disclose this information under Section 8, Item 8.01, Other Events.

Response:

Pursuant to your comment, we disclosed the change in accountant only under Section 4, Item 4.01.

3.

Upon filing your Item 4.01 8-K, please include, as Exhibit 16, an updated letter from your former accountants in accordance with Item 304(a)(3) of Regulation  S-B. Please ensure that your former accountants date their letter.

Response:

Pursuant to your comment, we included an updated letter from our former accountant as Exhibit 16.

4.

It appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors.  Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

Response:

Pursuant to the corporate consent regarding our change in auditors, our former auditor was dismissed and our new auditor was appointed on February 14, 2008; the date previously disclosed was an inadvertent mistake by our law firm.  Accordingly, we are filing a Form 8-K to disclose our change in auditors on this same date, which is prior to the 4 business day due date.   We therefore believe that we did not impact our S-3 eligibility requirements.

We, on behalf of the Company hereby acknowledge that

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman

By: Louis Taubman,

Attorney at Law

Cc: Dr. Jiang, CEO

      Viscorp, Inc.